UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Exchange Agreement

This section describes the material provisions of the Share Exchange Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Share Exchange Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Share Exchange Agreement.

General Description of the Share Exchange Agreement

On April 25, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (“ReTo” or “Buyer”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among (i) Buyer, (ii) MeinMalzeBier Holdings Limited, a British Virgin Islands business company (“MeinMalzeBier” or the “Company”), (iii) Lap Cheong Chan (“Mr. Chan” and, in the capacity as the representative of Sellers in accordance with the terms and conditions of the Share Exchange Agreement, the “Sellers’ Representative”) and (iv) Terence Kwong Lung Wong (“Mr. Wong” together with Mr. Chan, “Sellers”).

Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein,  Sellers agreed to sell to ReTo, and ReTo agreed to buy, an aggregate of 5,100 ordinary shares, par value $1.00 per share (the “Company Shares”), of MeinMalzeBier, representing fifty-one percent (51%) of the issued and outstanding equity interests of MeinMalzeBier (the “Purchased Shares”) in exchange for cash and newly issued Class A shares, par value $1.00 per share (“Buyer Class A Shares”) of ReTo, as further described below (the “Share Exchange” together with the other transactions contemplated by the Share Exchange Agreement, the “Transactions”).

The Share Exchange closed (the “Closing”) on April 25, 2025 (the “Closing Date”).

Consideration

In full payment for the Purchased Shares, ReTo (i) paid to Sellers an amount in cash equal to Three Million Nine Hundred and Seventy-Eight Thousand U.S. Dollars ($3,978,000) (the “Cash Consideration”) and (ii) issued 4,680,000 Buyer Class A Shares (the “Exchange Shares”), at a price $3.40 per share, with an aggregate value of Fifteen Million Nine Hundred and Twelve Thousand U.S. Dollars ($15,912,000) (the “Share Consideration” and together with the Cash Consideration, the “Consideration”). Following the Closing, 6,663,879 Buyer Class A Shares were issued and outstanding.

Escrow Shares

At the Closing, all of the Share Consideration (the “Escrow Earnout Shares”) otherwise issuable to Sellers (allocated pro rata among Sellers based on the Consideration otherwise issuable to them at the Closing) was deposited into a segregated escrow account with VStock Transfer, LLC, as escrow agent, and held in escrow together with any dividends, distributions or other income on the Escrow Earnout Shares (the “Escrow Property”) in accordance with an escrow agreement entered into in connection with the Transactions. The Escrow Property will be held in the escrow account and shall vest or be subject to forfeiture during the thirty-six (36) month period following the Closing, as described below. The Escrow Property shall also serve as the sole and exclusive source of payment for any post-Closing indemnification claims (other than claims arising from fraud, criminal activity or willful misconduct in connection with the Transactions). Sellers will not have the right to vote the Escrow Earnout Shares while they are held in escrow nor shall Sellers have the right to create any liens or other restrictions with respect to such Escrow Earnout Shares will such Escrow Earnout Shares are in escrow.

Earnout

Sellers will have a contingent right to receive the Escrow Earnout Shares after the Closing based on the Contributed Profits of MeinMalzeBier’s two operating companies (the “Operating Companies”) during the three (3) year period following the Closing (the “Earnout Period”). “Contributed Profits” means with respect to an Operating Company for any fiscal year, the amount of net income, if any, of such Operating Company determined in accordance with GAAP but excluding taxes and any amounts payable pursuant to the Management Services Agreement (as defined below); provided, however, if after the Closing and during the Earnout Period, the Company or its subsidiaries acquire another business or material assets, then the Contributed Profits shall be computed without taking into consideration (i) the revenues of or generated by such acquired business or material assets or (ii) any impact such acquired business or material assets would have on the net income of an Operating Company. Contributed Profits also excludes (x) any extraordinary gains (such as from the sale of real property, investments, securities or fixed assets) or any other extraordinary income and (y) any revenues that are non-recurring and earned outside of the ordinary course.

Sellers shall be entitled to receive the Escrow Earnout Shares as follows:

●	If the Contributed Profits of the Operating Companies for the fiscal year ended December 31, 2025 (the “2025 Contributed Profits”) is greater than One Million Six Hundred Thousand U.S. Dollars ($1,600,000) (the “2025 Contributed Profits Target”) then each Seller shall be entitled to receive its pro rata share of thirty percent (30%) of the Escrow Earnout Shares (the “2025 Escrow Earnout Shares”); provided, however, the number of 2025 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations as described below.

●	In the event that the Contributed Profits of the Operating Companies do not exceed the 2025 Contributed Profits Target then (A) a number of 2025 Escrow Earnout Shares equal to the product of (I) the number of 2025 Escrow Earnout Shares and (II) the quotient obtained by dividing 2025 Contributed Profits by the 2025 Contributed Profits Target, shall immediately vest and become payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ Representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2025 Escrow Earnout Shares (but shall still be eligible to receive 2026 Escrow Earnout Shares and 2027 Escrow Earnout Shares) or (II) Sellers shall be entitled to purchase all, but not less than all, of the remaining 2025 Escrow Earnout Shares for cash in an aggregate amount equal to the 2025 Contributed Profits Target less the 2025 Contributed Profits.

●	If the Contributed Profits of the Operating Companies for the fiscal year ended December 31, 2026 (the “2026 Contributed Profits”) is greater than Two Million Eight Hundred Thousand U.S. Dollars ($2,800,000) (the “2026 Contributed Profits Target”) then each Seller shall be entitled to receive its pro rata share of thirty percent (30%) of the Escrow Earnout Shares (the “2026 Escrow Earnout Shares”); provided, however, the number of 2026 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations as described below.

●	In the event that the Contributed Profits of the Operating Companies do not meet the 2026 Contributed Profits Target then (A) a number of 2026 Escrow Earnout Shares equal to the product of (I) the number of 2026 Escrow Earnout Shares and (II) the quotient obtained by dividing 2026 Contributed Profits by the 2026 Contributed Profits Target, shall immediately become vested and payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ Representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2026 Escrow Earnout Shares (but shall still be eligible to receive 2027 Escrow Earnout Shares) or (II) Sellers shall be entitled to purchase all, but not less than all, of the remaining 2026 Escrow Earnout Shares for cash in an aggregate amount equal to the 2026 Contributed Profits Target less the 2026 Contributed Profits.

●	If the Contributed Profits of the Operating Companies for the fiscal year ended December 31, 2027 is greater than Three Million Four Hundred Thousand U.S. Dollars ($3,400,000) (the “2027 Contributed Profits Target”) then each Seller shall be entitled to receive its pro rata share of forty percent (40%) of the Escrow Earnout Shares (the “2027 Escrow Earnout Shares”); provided, however, the number of 2027 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations as described below.

●	In the event that the Contributed Profits of the Operating Companies do not meet the 2027 Contributed Profits Target then (A) a number of 2027 Escrow Earnout Shares equal to the product of (I) the number of 2027 Escrow Earnout Shares and (II) the quotient obtained by dividing 2027 Contributed Profits by the 2027 Contributed Profits Target, shall immediately become vested and payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ Representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2027 Escrow Earnout Shares or (II) Sellers shall be entitled to purchase all but not less than all of the remaining 2027 Escrow Earnout Shares for cash in an aggregate amount equal to the 2027 Contributed Profits Target less the 2027 Contributed Profits.

If the Contributed Profits of the Operating Companies exceed the targets in each year during the Earnout Period, then ReTo shall issue to the Sellers an aggregate number of Buyer Class A Shares equal to the product of (a) the quotient obtained by dividing the Total Excess Profits by 3 and (b) the quotient obtained by dividing (i) 10 by (ii) the Price Per Newly Issued Earnout Share. “Total Excess Profits” means the sum of the Contributed Profits during the Earnout Period less the sum of the Contributed Profits targets. “Price Per Newly Issued Earnout Share” means the closing price of Buyer Class A Shares quoted on Nasdaq on the first trading day after the end of each applicable earnout year subject to a collar as described in the Share Exchange Agreement.

If there is a final determination that Sellers are entitled to receive Escrow Earnout Shares, then such Escrow Earnout Shares will be allocated pro rata among Sellers. The number of Escrow Earnout Shares shall be appropriately adjusted to reflect any reclassification, recapitalization, share split (including a share consolidation), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares with respect to the Buyer Class A Shares subsequent to the Closing Date.

Representations and Warranties

The Share Exchange Agreement contains a number of representations and warranties by each of ReTo, MeinMalzeBier and Sellers as of the Closing Date that are customary for transactions similar to the Transactions. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. Certain of the representations are subject to specified exceptions and qualifications contained in the Share Exchange Agreement or in information provided pursuant to certain disclosure schedules to the Share Exchange Agreement. “Material Adverse Effect” means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries on a timely basis to consummate the Transactions or the agreements to which it is a party or bound or to perform its obligations thereunder.

Indemnification

The representations and warranties of MeinMalzeBier and Sellers generally shall survive until the second anniversary of the Closing except that certain representations and warranties shall survive until the expiration of the applicable statute of limitations and certain other fundamental representations and warranties shall survive indefinitely (such date, as applicable, the “Survival Date”). The representations and warranties of ReTo do not survive the Closing.

Until the Survival Date, ReTo may assert claims against Sellers for any and all losses incurred by ReTo with respect to any inaccuracy in or breach of any of the representations or warranties made by Sellers or the Company contained in the Share Exchange Agreement. ReTo may assert claims against Sellers for any and all losses incurred by ReTo for any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Sellers or the Company pursuant to the Share Exchange Agreement at any time.

Sellers shall, severally and jointly, indemnify each of Buyer and its affiliates and their respective representatives for any breach of any representations and warranties or covenants of MeinMelzeBier or a Seller in the Share Exchange Agreement and or in any certificate delivered by or on behalf of MeinMelzeBier or a Seller.

Indemnification claims by ReTo for breaches of representations and warranties made by the Sellers and MeinMelzeBier, other than certain representations (including certain fundamental representations), are subject to (i) a deductible of $99,450, following which Sellers shall be liable for such losses from the first dollar and (ii) an aggregate cap of $2,983,500. Indemnification claims can only be made against the Escrow Property, which is the sole source of remedy after the Closing, except for claims based on fraud, willful misconduct or intentional misrepresentation. Any Escrow Earnout Shares that are received by ReTo for indemnification claims will be cancelled by ReTo.

Covenants of the Parties

Each party to the Share Exchange Agreement agreed to use its commercially reasonable efforts to effect the Transactions. The Share Exchange Agreement contains certain additional covenants by each of the parties, including covenants regarding: (1) litigation support; (2) no insider trading; (3) further assurances; (4) public announcements; (5) confidentiality; (6) intended tax treatment of the Share Exchange; and (7) transfer taxes.

Each Seller agreed not to, and cause its affiliates not to, compete with MeinMelzeBier for a period of five years after the Closing. Each Seller also granted to Buyer a right of first refusal with respect to the remaining Company Shares held by such Seller and also granted tag-along and drag-along rights to Buyer with respect to such Company Shares.

Governing Law

The Share Exchange Agreement is governed by the laws of the State of New York.

Management Services Agreement

In connection with the Transactions, on April 25, 2025, ReTo, Beijing ReTo Hengda Technology Co., Ltd., a company incorporated under the laws of People’s Republic of China and wholly-owned subsidiary of ReTo (“ReTo Technology”), Shenzhen Melody Catering Management Co., Ltd., a company incorporated under the laws of People’s Republic of China and wholly-owned subsidiary of MeinMelzeBier (“Melody”) and Dirong Century Big Data Technology Co., Ltd., a company incorporated under the laws of People’s Republic of China and wholly-owned subsidiary of MeinMelzeBier (“Dirong”, together with Melody, the “Operating Companies”) entered into a management services agreement pursuant to which ReTo Technology will provide consulting and management advisory services to the Operating Companies. In exchange for ReTo Technology’s services, the Operating Companies will pay an aggregate management fee of up to Three Million Nine Hundred and Seventy-Eight Thousand U.S. Dollars ($3,978,000) during the Earnout Period upon achievement of the Contributed Profit targets.

A copy of the form of Management Services Agreement is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference, and the foregoing description of the Management Services Agreement is qualified in its entirety by reference thereto.

Consulting Agreement

In connection with the Transactions, on April 25, 2025, ReTo entered into certain Advisory and Consulting Agreement with certain consultant (the “Consultant”), pursuant to which ReTo agreed to issue the Consultant and/or its designees an aggregate of 764,706 Buyer Class A Shares, at a price of $3.40 per share, with an aggregate value of $2,600,000 within five business days following the Closing, in consideration for the Consultant’s advisory services rendered related to the Transactions.  These shares will be issued in reliance upon exemption from registration pursuant to Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

A copy of the form of Advisory and Consulting Agreement is filed as Exhibit 10.2 to this Report on Form 6-K and is incorporated herein by reference, and the foregoing description of the Advisory and Consulting Agreement is qualified in its entirety by reference thereto.

Unregistered Sales of Equity Securities.

Based in part upon the representations of the Sellers and the Seller’s Representative in the Share Exchange Agreement, the issuance and sale of Buyer Class A Shares pursuant to the Share Exchange Agreement to the Sellers as part of the purchase price in the Transactions was made in a private placement transaction exempt for registration in reliance on the exemption afforded by Regulation S and/or Regulation D of the Securities Act, and corresponding provisions of state securities or “blue sky” laws.

None of the securities have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. Neither this Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Ordinary Shares or other securities of the Company.

On April 25, 2025, ReTo issued a press release announcing the closing of the Transactions. A copy of the Press Release is filed as Exhibit 99.1 to this report.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
2.1	Share Exchange Agreement, dated April 25, 2025, by and among ReTo Eco-Solutions, Inc., MeinMalzebier Holdings Limited, Lap Cheong Chan and the Sellers.
10.1	Management Services Agreement, dated April 25, 2025, by and among ReTo Eco-Solutions, Inc., Beijing ReTo Hengda Technology Co., Ltd., Shenzhen Melody Catering Management Co., Ltd. and Dirong Century Big Data Technology Co., Ltd.
10.2	Advisory and Consulting Agreement, dated April 25, 2025, by and between ReTo Eco-Solutions, Inc. and J Capital Management Ltd.
99.1	Press Release issued by ReTo Eco-Solutions, Inc. on April 25, 2025
104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: April 25, 2025	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer